

Mail Stop 3720

September 9, 2015

Patrick Macken
Senior Vice President and General Counsel
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, Georgia 30024

> **Re:** **ARRIS International, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 18, 2015**
> **File No. 333-205442**

Dear Mr. Macken:

We have reviewed your September 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Pro Forma Adjustments, page 115

(r) Interest expense, page 120

1. We note your response to our prior comment two from our letter dated August 28, 2015. In your response you state that you restructured your existing debt facilities in order to certify to the U.K. Takeover Panel that you had available 100% of the funds necessary to complete the transaction. However, on page 16 of Arris's Form 10-Q for the six months ended June 30, 2015, you state that "On June 18, 2015, ARRIS amended and restated its existing credit agreement dated March 27, 2013 (the "Existing Credit Agreement") to improve the terms and conditions of the credit agreement, extend the maturities of certain loan facilities, increase the amount of the revolving credit facility,

and add a new term A-1 loan facility to fund the planned acquisition of Pace." Furthermore, you state that the "Term Loan A-1 Facility" of $800 million, is expected to be funded upon the closing of the planned acquisition of Pace. "If the planned acquisition of Pace is terminated or abandoned, the Company may use the $400 million of the Term Loan A-1 Facility proceeds for general corporate purposes and an additional amount up to $400 million to refinance existing indebtedness." As such, it seems that adding a new term A-1 loan facility was only one aspect of the debt restructuring, and the new facility proceeds can be used for other purposes if the acquisition of Pace is terminated. In this regard, tell us in more detail how you concluded that the debt restructuring is directly attributable to the combination.

2.   We note you expensed approximately $12.3 million of debt issuance costs in connection with the refinancing during six months ended June 30, 2015. Tell us in more detail how you concluded that based on the guidance in paragraph 21(b) of ASC 470-50-40 it was appropriate to expense the $12.3 million fees incurred in connection with the financing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: W. Brinkley Dickerson, Jr.
        Heather M. Ducat
        Troutman Sanders LLP